EXHIBIT 20


FOR IMMEDIATE RELEASE

Contact:  Hemlock Federal Bank for Savings              Midwest Savings Bank
          Maureen G. Partynski                          John S. Wayne
          Chairman and CEO                              President and CEO
          Michael R. Stevens                            Bolingbrook, Illinois
          President and Chief Financial Officer         (630) 739-3400
          (708) 687-9400

                    HEMLOCK FEDERAL FINANCIAL CORPORATION AND
                  MIDWEST SAVINGS BANK ANNOUNCE MERGER BETWEEN
            HEMLOCK FEDERAL BANK FOR SAVINGS AND MIDWEST SAVINGS BANK

           OAK FOREST, ILLINOIS, January 7, 2000. Hemlock Federal Financial Corporation ("Hemlock") (Nasdaq National Market "HMLK"), the holding company for Hemlock Federal Bank for Savings ("Hemlock Federal Bank"), and Midwest Savings Bank ("Midwest") today announced the execution of a definitive agreement providing for the merger of Midwest into Hemlock Federal Bank. The transaction is valued on a current basis at approximately $3.36 million.

           In the transaction, Midwest shareholders will receive cash for each share of Midwest common stock approximately equal to the book value per share of Midwest as of December 31, 1999, plus the net income of Midwest through the month-end prior to the closing date subject to certain adjustments, including a credit for transaction related expenses. The transaction is subject to the approval of the shareholders of Midwest as well as banking regulators, and is expected to close in the second quarter of this year. The transaction is expected to be accretive to Hemlock's earnings per share and return on stockholders' equity beginning in the first quarter after operations are combined. In addition, Hemlock Federal Bank expects that Midwest's remaining non-operating loss carry forward tax credits will be fully utilized by Hemlock in the year 2000.

           "We believe this transaction is an excellent opportunity for us to further leverage our capital, and will be accretive to both earnings and return on equity," noted Maureen G. Partynski, CEO of Hemlock. "Our considerable success in launching our Lemont branch in 1998 reflects the fact that we have the right formula of superior customer service and competitive products to attract additional customers in what will be our newest facilities in Bolingbrook and Chicago. We look forward to continuing the fine service Midwest Savings Bank has provided to its customers."

         "We are extremely pleased to announce this transaction," noted John S. Wayne, President and Chief Executive Officer of Midwest. "This combination will allow us to better serve our customers with enhanced products and services to be provided by Hemlock Federal Bank for Savings. We are pleased that Hemlock shares our commitment to community involvement and quality customer service."





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           Midwest  has two branch  offices  serving  Bolingbrook  and  Chicago,
Illinois. At September 30, 1999, Midwest had $31.1 million of deposits, $47.7 million in total assets, and $3.4 million in stockholders' equity.

           Headquartered in Oak Forest, Illinois, Hemlock provides banking from its four full service offices located in Cook County, Illinois. At September 30, 1999, Hemlock had $151.4 million in deposits, $221.2 million in total assets, and $26.7 million in stockholders' equity.

           Except for historical information contained herein, the matters contained in this news release and other information in Hemlock's SEC filings and Midwest's OTS filings, may express "forward-looking statements" that involve risk and uncertainties, including statements that are other than statements of historical facts. Hemlock and Midwest wish to caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. Readers are advised that various factors, including but not limited to - changes in law, regulations or generally accepted accounting principles; Hemlock's and Midwest's competitive position within their market areas; increasing consolidation within the banking industry; unforseen changes in interest rates; any unforseen downturns in the local, regional or national economies - could cause Hemlock's and/or Midwest's actual results or circumstances for future periods to differ materially from those indicated or projected.

           Hemlock and Midwest do not undertake, and specifically disclaim any obligation, to publicly release the results of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.